As filed with the Securities and Exchange Commission on December 30, 2010

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

the Securities Act of 1933

NATUS MEDICAL INCORPORATED

(Exact name of Registrant as specified in its charter)

Delaware	1501 Industrial Road San Carlos, CA 94070-4111 (650) 802-0400	77-154833
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification Number)
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

James B. Hawkins

President and Chief Executive Officer

1501 Industrial Road

San Carlos, CA 94070-4111

(650) 802-0400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Daniel J. Winnike, Esq.

Fenwick & West LLP

801 California Street

Mountain View, CA 94041

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instructions I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated Filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered (1)	Amount to be registered (1)(2)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (3)
Common Stock, $0.001 par value (4)	(5)	(6)	$150,000,000(5)	$17,415(7),(8)

(1)	There is being registered hereunder an indeterminate number of shares of common stock of the Registrant as may be sold from time to time by the Registrant and as shall have an aggregate initial offering price under this registration statement not to exceed $150 million.
(2)	Pursuant to Rule 416(a), this registration statement also covers any additional securities that may be offered or issued in connection with any stock split, stock dividend or similar transaction.
(3)	Calculated pursuant to Rule 457(o) under the Securities Act.
(4)	Each share of common stock registered in this offering also includes one preferred stock purchase right pursuant to our Amended and Restated Preferred Stock Rights Agreement.
(5)	In no event will the aggregate offering price of the shares of common stock issued by the Registrant from time to time pursuant to this registration statement exceed $150 million.
(6)	The proposed maximum aggregate offering price per share will be determined from time to time by the Registrant in connection with the issuance by the Registrant of the shares of common stock registered hereunder.
(7)	The Registrant filed with the Securities and Exchange Commission on April 28, 2008 a registration statement on Form S-3 (File No. 333-150503) (the “Previous Registration Statement”) pursuant to which the Registrant registered common stock to be offered by it in a primary offering for aggregate gross proceeds of up to $150 million and paid a filing fee of $11,572 with respect thereto. On May 22, 2008, the Registrant completed the offering of 4,600,000 shares of its common stock at $19.50 per share pursuant to the Previous Registration Statement for aggregate gross proceeds of $89,700,000. Accordingly, the Registrant may now offer common stock for aggregate gross proceeds of up to $60,300,000 under the Previous Registration Statement. Whereas the Registrant does not intend to offer any additional shares of its common stock pursuant to the Previous Registration Statement pursuant to Rule 457(p) of the Securities Act, the Registrant is offsetting $4,651 of the registration fee with the unused portion of the registration fee previously paid in connection with the Previous Registration Statement.
(8)	The additional filing fee due of $12,764 has been submitted prior to the filing of this Registration Statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities or accept an offer to buy these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting offers to buy these securities in any state where such offer or sale is not permitted.

Subject to Completion, Dated December 30, 2010

PROSPECTUS

$150,000,000

Common Stock

From time to time, we may sell the common stock in one or more offerings in amounts, at prices and on the terms that we will determine at the time of the offering, with an aggregate initial offering price of up to $150,000,000.

You should read this prospectus, the information incorporated by reference in this prospectus and any prospectus supplement carefully before you invest.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “BABY”. On December 28, 2010 the last reported sales price for our common stock was $14.26 per share. The applicable prospectus supplement will contain information, where applicable, as to any other listing on any securities market or exchange of the common stock covered by the prospectus supplement.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “RISK FACTORS ” BEGINNING ON PAGE 3.

The common stock may be sold by us to or through underwriters or dealers, directly to purchasers or through agents designated from time to time. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” in this prospectus. If any underwriters are involved in the sale of any common stock with respect to which this prospectus is being delivered, the names of such underwriters and any applicable discounts or commissions and over-allotment options will be set forth in a prospectus supplement. The price to the public of such common stock and the net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2011

You should rely only on the information contained in or incorporated by reference into this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of the common stock to be sold under this prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or the prospectus supplement, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we may sell common stock in one or more offerings up to a total dollar amount of $150,000,000. This prospectus provides you with a general description of the common stock we may offer. Each time we sell any common stock under this prospectus, we will provide a prospectus supplement that will contain more specific information about the terms of the offering. We may also add, update or change in a prospectus supplement any of the information contained in this prospectus or in documents we have incorporated by reference into this prospectus. This prospectus, together with the applicable prospectus supplements and the documents incorporated by reference into this prospectus, includes all material information relating to this offering. You should carefully read both this prospectus and the applicable prospectus supplement together with the additional information described under “Where You Can Find More Information” before buying securities in this offering.

SUMMARY

The following summary does not contain all the information that may be important to you. You should read the entire prospectus, including the financial statements and other information incorporated by reference in this prospectus, before making an investment decision.

Natus Medical Incorporated

Natus is a leading provider of healthcare products used for the screening, detection, treatment, monitoring and tracking of common medical ailments in newborn care, hearing impairment, neurological dysfunction, epilepsy, sleep disorders, and balance and mobility disorders. Product offerings include computerized neurodiagnostic systems for audiology, neurology, polysomnography, and neonatalogy, as well as newborn care products such as hearing screening systems, phototherapy devices for the treatment of newborn jaundice, head-cooling products for the treatment of brain injury in newborns, incubators to control the newborn’s environment, and software systems for managing and tracking disorders and diseases for public health laboratories.

We have completed a number of acquisitions since 2003, consisting of either the purchase of a company, substantially all of the assets of the company, or individual products or product lines. The businesses we have acquired are: Neometrics in 2003, Fischer-Zoth in 2004, Bio-logic, Deltamed, and Olympic Medical in 2006, Xltek in 2007, Sonamed, Schwarzer Neurology, and Neurocom in 2008, Hawaii Medical and Alpine Biomed in 2009, and Medix in 2010.

We categorize our products into the following product families:

•	Hearing – Includes products for newborn hearing screening and diagnostic hearing assessment.

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Monitoring Systems for Neurology – Includes products for diagnostic electroencephalography (“EEG”), diagnostic sleep analysis (“PSG”), electromyography (“EMG”), intra-operative monitoring (“IOM”), newborn brain monitoring, and assessment of balance and mobility disorders.

•

Newborn Care – Includes products for the treatment of brain injury and jaundice in newborns, and incubators to maintain an infant in an environment of controlled temperature, humidity, and oxygen concentration.

Our end-user customer base includes hospitals, clinics, laboratories, physicians, nurses, audiologists, and governmental agencies. Most of our international sales are to distributors who resell our products to end-users or sub-distributors.

We were incorporated in California in May 1987 and reincorporated in Delaware in August 2000. Our principal executive offices are located at 1501 Industrial Road, San Carlos, California 94070 and our telephone number is (650) 802-0400. We currently have approximately 822 employees worldwide. Our website address is http://www.natus.com. The contents of our website are not incorporated by reference in this prospectus. Unless the context indicates otherwise, as used in this prospectus, the terms “Natus,” “we,” “us” and “our” refer to Natus Medical Incorporated, a Delaware corporation.

Natus®, AABR®, ABaer®, ALGO®, AOAE®, AuDX®, Balance Manager®, Balance Master®, Biliband®, Bio-logic®, Ceegraph®, CHAMP®, Cochlea Scan®, Cool Cap®, Ear Couplers®, Echo Screen®, EquiTest®, Fischer-Zoth®, Flexicoupler®, Gumdrop®, Keypoint®, Keypoint AU®, Keypoint EU® ,and Keypoint JP®, MASTER®, Medix®, Medix I.C.S.A.®, Navigator®, Neatnick®, neoBLUE®, Neuromax®, NeuroWorks®, Oxydome®, Servocuna®, Sleeprite®, Sleepscan®, Smart Scale®, Tootsweet®, Traveler®, Warmette® and VAC PAC® are registered trademarks of Natus Medical Incorporated and its subsidiaries. Accuscreen™, Bili Lite Pad™, Bili-Lite™, Biomark™, Circumstraint™, Coherence™, Deltamed™, inVision™, MiniMuffs™, Neometrics™ and Smartpack™ are non-registered trademarks of Natus and its subsidiaries. Solutions for Newborn CareSM is a non-registered service mark of Natus.

The Securities We May Offer

We may offer shares of our common stock with a total offering price of up to $150 million from time to time under this prospectus, at prices and on terms to be determined by market conditions at the time of offering. This prospectus provides you with a general description of the common stock we may offer. Each time we offer common stock, we will provide a prospectus supplement that will describe the specific amount, price and other important terms of the offering. The prospectus supplement also may add, update or change information contained in this prospectus or in documents we have incorporated by reference into this prospectus.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

We may sell the common stock directly or through underwriters, dealers or agents. We, and our underwriters, dealers or agents, reserve the right to accept or reject all or part of any proposed purchase of common stock. If we do offer common stock through underwriters or agents, we will include in the applicable prospectus supplement:

•	The names of the those underwriters or agents;

•	Applicable fees, discounts and commissions to be paid to them;

•	Details regarding over-allotment options, if any; and

•	The net proceeds to us.

Holders of our common stock are entitled to one vote per share for the election of directors and on all matters that require stockholder approval. Subject to any preferential rights of any then outstanding preferred stock, the holders of our common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any then outstanding preferred stock. Our common stock does not carry any preemptive rights enabling a holder to subscribe for, or receive shares of, any class of our common stock or any other securities convertible into shares of our common stock, or any redemption rights.

RISK FACTORS

Investing in our common stock involves risks. Before deciding whether to invest in our common stock, you should read and carefully consider the following risk factors before making an investment decision. In addition, you should read and carefully consider the risk factors discussed in the section entitled “Risk Factors” in the applicable prospectus supplement, as well as in any subsequent filings we make with the SEC. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be harmed. This could cause the trading price of our common stock to decline, resulting in a loss of all or part of your investment.

We have completed a number of acquisitions and expect to complete additional acquisitions in the future. There are numerous risks associated with acquisitions and we may not achieve the expected benefit of any of our acquisitions

Our acquisitions of products, technology assets, or businesses may have a negative impact on our business if we fail to achieve the anticipated financial, strategic, and other benefits of acquisitions or investments, and our operating results may suffer because of this.

Our significant acquisitions are as follows: Neometrics in 2003; Fischer-Zoth in 2004; Bio-logic, Deltamed, and Olympic in 2006; Xltek in 2007; Sonamed, Schwarzer Neurology, and Neurocom in 2008; Hawaii Medical and Alpine Biomed in 2009, and Medix in 2010.

We expect to continue to pursue opportunities to acquire other businesses in the future. The acquisitions that we have completed may not result in improved operating results for us, or in our achieving a financial condition superior to that which we would have achieved had we not completed them. Our results of operations may be adversely impacted by costs associated with our acquisitions, including one-time charges associated with restructurings. Further, our acquisitions could fail to produce the benefits that we anticipate, or could have other adverse effects that we currently do not foresee. In addition, some of the assumptions that we have relied upon, such as achievement of operating synergies, may not be realized. In this event, one or more of the acquisitions could result in reduced earnings of Natus as compared to the earnings that would have been achieved by Natus if the acquisition had not occurred.

We have assumed contingent obligations associated with earnout provisions in some of our acquisitions. We believe these provisions help us to negotiate mutually agreeable purchase terms between us and the sellers. However, a disagreement between us and a seller about the terms of an earnout provision could result in our paying more for an acquisition then we intended. For example, such a disagreement arose in connection with our acquisition of Alpine Biomed, which we have subsequently resolved. The stockholders of Schwarzer Neurology have recently asserted claims relating to the earnout provision of our agreement with those stockholders that have not yet been resolved. Disputes over these types of contingent obligations may not be resolved on terms that are favorable to us and the payment of additional purchase consideration could impact our results of operations and financial position.

We have incurred indebtedness to fund some of our acquisitions. The use of debt to fund our acquisitions may have an adverse impact on our liquidity and cause us to place more reliance on cash flow from operations for our liquidity. If our cash flow from operations is not sufficient for our needs, our business could be adversely affected. If we are required to seek additional external financing to support our need for cash to fund future acquisitions, we may not have access to financing on terms that are acceptable to us, or at all. Alternatively, we may feel compelled to access additional financing on terms that are dilutive to existing holders of our common stock or that include covenants that restrict our business, or both. If the recent lack of liquidity in credit markets persists into the future, our ability to obtain debt financing for future acquisitions may be impaired.

If we fail to successfully manage the combined operations of Natus and the businesses we have acquired, we may not realize the potential benefits of our acquisitions. Our corporate headquarters are located in San Carlos, California. We also have the following operating divisions: Olympic in Washington; Neurocom in Oregon; Bio-logic in Illinois; Neometrics in New York; Xltek and Stellate in Canada; Medix in Argentina; Alpine Biomed in Denmark; Fischer-Zoth, Schwarzer Neurology, and IT-Med (collectively “Natus Europe”) and Alpine Biomed Germany in Germany; and Deltamed and Alpine Biomed France in France. If we fail to manage these disparate operations effectively, our results of operations could be harmed, employee morale could decline, key employees could leave, and customers could cancel existing orders or choose not to place new ones. In addition, we may not achieve the synergies or other benefits of these and future acquisitions that we anticipate. We may encounter the following additional difficulties and delays involved in integrating and managing these operations, and the operations of companies we may acquire:

•	Failure of customers to continue using the products and services of the combined company;

•	Failure to successfully develop the acquired technology into the desired products or enhancements;

•	Assumption of unknown liabilities;

•	Failure to understand products or technologies with which we have limited previous experience;

•	Failure to compete effectively in new markets;

•	Decreased liquidity, restrictive bank covenants, and incremental financing costs associated with debt we may incur to complete future acquisitions; and

•	Diversion of the attention of management from other ongoing business concerns.

Our reported operating results may suffer because of impairment charges incurred to write down the carrying amount of intangible assets, including goodwill, generated as a result of the acquisitions.

Adverse economic conditions in markets in which we operate may harm our business

Unfavorable changes in U.S. and international economic environments may adversely affect our business and financial results. Economic conditions in the countries in which we operate and sell products worsened and global financial markets subsequently experienced significant volatility and declines throughout much of 2009. We are unable to foresee when, or if, these factors might return to more normal levels. During challenging economic times, and in tight credit markets, our customers may delay or reduce capital expenditures. This could result in reductions in sales of our products, longer sales cycles, difficulties in collection of accounts receivable, slower adoption of new technologies, and increased price competition, all of which could impact our results of operations and financial condition. In addition, we expect these factors will cause us to be more cautious in evaluating potential acquisition opportunities, which could hinder our ability to grow through acquisition while these conditions persist.

Our growth in recent years has depended substantially on the completion of acquisitions and we may not be able to complete acquisitions of this nature or of a relative size in the future to support a similar level of growth

The acquisitions that we have completed have been the primary source of our growth in revenue in recent years. We expend considerable effort in seeking to identify attractive acquisition candidates and, upon doing so, to convince the potential target to consider a sale to us and, ultimately, to negotiate mutually agreeable acquisition terms. If we are not successful in these efforts in the future, our growth rate will not increase at a rate corresponding to that which we have achieved in recent years. Further, as we grow larger it will be necessary to complete the acquisition of larger companies and product lines to support a growth similar to that which we have achieved in the past. The market for attractive acquisitions is competitive and others with greater financial resources than we have may be better positioned than we are to acquire desirable targets. Further, we may not be able to negotiate acquisition terms with target companies that will allow us to achieve positive financial returns from the transaction.

We have initiated changes to our information systems that could disrupt our business and our financial results.

We plan to continuously improve our enterprise resource planning, customer relationship management, and document lifecycle management systems to support the form, functionality, and scale of our business. These types of transitions frequently prove disruptive to the underlying business of an enterprise and may cause us to incur higher costs than we anticipate. Failure to manage a smooth transition to the new systems and the ongoing operations and support of the new systems could materially harm our business operations.

For example, we are currently in the process of implementing the rollout of an enterprise resource planning application (“ERP”) in our European operating divisions. Until we have completed this ERP implementation, we will be dependent on multiple platforms. We may experience difficulties in implementing the ERP and we may fail to gain the efficiencies the implementation is designed to produce. The implementation could also be disruptive to our operations, including the ability to timely ship and track product orders to customers, project inventory requirements, manage our supply chain and otherwise adequately service our customers.

Future changes in technology or market conditions could result in adjustments to our recorded asset balance for intangible assets, including goodwill, resulting in additional charges that could significantly impact our operating results

Our balance sheet includes significant intangible assets, including goodwill and other acquired intangible assets. The determination of related estimated useful lives and whether these assets are impaired involves significant judgment. Our ability to accurately predict future cash flows related to these intangible assets might be hindered by events over which we have no control. Due to the highly competitive nature of the medical device industry, new technologies could impair the value of our intangible assets if they create market conditions that adversely affect the competitiveness of our products. Any future determination that these assets are carried at greater than their fair value could result in substantial impairment charges, which could significantly impact our operating results.

We may not be able to preserve the value of our intellectual property because we may not be able to protect access to it or we may lose our intellectual property rights due to expiration of our licenses or patents

If we fail to protect our intellectual property rights or if our intellectual property rights do not adequately cover the technology we employ, other medical device companies could sell products with features similar to ours, and this could reduce demand for our products. We protect our intellectual property through a combination of patent, copyright, trade secret and trademark laws. Despite our efforts to protect our proprietary rights, others may attempt to copy or otherwise improperly obtain and use our products or technology. Policing unauthorized use of our technology is difficult and expensive, and we cannot be certain that the steps we have taken will prevent misappropriation. Our means of protecting our proprietary rights may be inadequate. Enforcing our intellectual property rights could be costly and time consuming and may divert our management’s attention and resources. Failing to enforce our intellectual property rights could also result in the loss of those rights.

If health care providers are not adequately reimbursed for procedures conducted with our devices or supplies, or if reimbursement policies change adversely, we may not be successful marketing and selling our products or technologies

Clinicians, hospitals, and government agencies are unlikely to purchase our products if they are not adequately reimbursed for the procedures conducted with our devices or supplies. Unless a sufficient amount of conclusive, peer-reviewed clinical data about our products has been published, third-party payors, including insurance companies and government agencies, may refuse to provide reimbursement. Furthermore, even if reimbursement is provided, it may not be adequate to fully compensate the clinicians or hospitals. Some third-party payors may impose restrictions on the procedures for which they will provide reimbursement. If health care providers cannot obtain sufficient reimbursement from third-party payors for our products or the screenings conducted with our products, we may not achieve significant market acceptance of our products. Acceptance of our products in international markets will depend upon the availability of adequate reimbursement or funding within prevailing healthcare payment systems. Reimbursement, funding, and healthcare payment systems vary significantly by country. We may not obtain approvals for reimbursement in a timely manner or at all.

Adverse changes in reimbursement policies in general could harm our business. We are unable to predict changes in the reimbursement methods used by third-party health care payors, particularly those in countries and regions outside the U.S. For example, some payors are moving toward a managed care system in which providers contract to provide comprehensive health care for a fixed cost per person. In a managed care system, the cost of our products may not be incorporated into the overall payment for patient care or there may not be adequate reimbursement for our products separate from reimbursement for other procedures.

Healthcare reforms, changes in healthcare policies, and changes to third-party reimbursements for our products may affect demand for our products

In March 2010 the U. S. government signed into law the Patient Protection and Affordable Care Act and the Health Care & Education Reconciliation Act. These laws are intended to, among other things, curb rising healthcare costs, including those that could significantly affect reimbursement for our products. The policies supporting these laws include: basing reimbursement policies and rates on clinical outcomes; the comparative effectiveness and costs of different treatment technologies and modalities; imposing price controls; and other measures. Future significant changes in the healthcare systems in the United States or elsewhere could also have a negative impact on the demand for our current and future products. These include changes that may reduce reimbursement rates for our products and changes that may be proposed or implemented by the U.S. Presidential administration or Congress.

There are numerous steps required to implement these laws. Because of the unsettled nature of these reforms, we cannot predict what additional healthcare reforms will be implemented at the federal or state level, or the effect that any future legislation or regulation will have on our business. There is also considerable uncertainty of the impact of these reforms on the medical device market as a whole. If we fail to effectively react to the implementation of health care reform, our business may be adversely affected. In addition, if the excise tax on the sale of medical devices is imposed as enacted, this could increase our costs and have an adverse effect on our results of operations, financial position, and cash flows.

If we fail in our efforts to educate clinicians, government agency personnel, and third-party payors on the effectiveness of our products, we may not achieve future sales growth

It is critical to the success of our sales efforts that we educate a sufficient number of clinicians, hospital administrators, and government agencies about our products and the costs and benefits of their use. The commercial success of our products depends upon clinician, government agency, and other third-party payer confidence in the economic and clinical benefits of our products as well as their comfort with the efficacy, reliability, sensitivity and specificity of our products. We believe that clinicians will not use our products unless they determine, based on published peer-reviewed journal articles and experience, that our products provide an accurate and cost-effective alternative to other means of testing or treatment. Our customers may choose to use competitive products, which may be less expensive or may provide faster results than our devices. Clinicians are traditionally slow to adopt new products, testing practices and clinical treatments, partly because of perceived liability risks and the uncertainty of third-party reimbursement. If clinicians, government agencies and hospital administrators do not adopt our products, we may not maintain profitability. Factors that may adversely affect the medical community’s acceptance of our products include:

•	Publication of clinical study results that demonstrate a lack of efficacy or cost-effectiveness of our products;

•	Changing governmental and physician group guidelines;

•	Actual or perceived performance, quality, price, and total cost of ownership deficiencies of our products relative to other competitive products;

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Our ability to maintain and enhance our existing relationships and to form new relationships with leading physicians, physician organizations, hospitals, state laboratory personnel, and third-party payers;

•	Changes in state and third-party payer reimbursement policies for our products; and

•	Repeal of laws requiring universal newborn hearing screening and metabolic screening.

Increased sales through group purchasing organizations and sales to high volume purchasers may reduce our average selling prices, which would reduce our revenue and gross profits

We have entered, and expect in the future to enter into agreements with customers who purchase high volumes of our products. Our agreements with these customers may contain discounts from our normal selling prices and other special pricing considerations, which could cause our revenue and profits to decline. In addition, we have entered into agreements to sell our products to members of GPOs, which negotiate volume purchase prices for medical devices and supplies for member hospitals, group practices and other clinics. While we make sales directly to GPO members, the GPO members receive volume discounts from our normal selling price and may receive other special pricing considerations from us. Sales to members of all GPOs accounted for approximately 24%, 31% and 35% of our total revenue during 2009, 2008 and 2007, respectively, and sales to members of one GPO, Notation LLC, accounted for approximately 8%, 10% and 9% of our total revenue in 2009, 2008 and 2007, respectively. Other of our existing customers may be members of GPOs with which we do not have agreements. Our sales efforts through GPOs may conflict with our direct sales efforts to our existing customers. If we enter into agreements with new GPOs and some of our existing customers begin purchasing our products through those GPOs, our revenue and profits could decline.

Demand for some of our products depends on the capital spending policies of our customers, and changes in these policies could harm our business

A majority of customers for our products are hospitals, physician offices, and clinics. Many factors, including public policy spending provisions, available resources, and economic cycles have a significant effect on the capital spending policies of these entities and therefore the amount that they can spend on our equipment products. If budget resources limit the capital spending of our customers, they will be unlikely to either purchase any new equipment from us or upgrade to any of our newer equipment products. Lack of liquidity in credit markets and uncertainty about future economic conditions can have an adverse effect on the spending patterns of our customers. These factors can have a significant adverse effect on the demand for our products.

Our markets are very competitive and in the United States we sell certain of our products in a mature market

We face competition from other companies in all of our product lines. Our competitors range from small privately held companies to multinational corporations and their product offerings vary in scope and breadth. We do not believe that any single competitor is dominant in any of our product lines.

The markets for certain of our products in the U.S., including the newborn hearing screening and EEG monitoring markets, are mature and we are unlikely to see significant growth for such products in the U.S. In the U.S. we derive a significant portion of our revenue from the sale of disposable supplies that are used with our hearing screening devices. Because these disposable supply products can generate high margins, we expect that our products, particularly our hearing screening disposable supply products, could face increasing competition, including competitors offering lower prices, which could have an adverse affect on our revenue and margins.

We believe that our primary competitive strengths relate to the functionality and reliability of our products, our recognized brands, and our developed sales channels. Our competitors may have certain competitive advantages, which include the ability to devote greater resources to the development, promotion, and sale of their products. Consequently, we may need to increase our efforts, and related expenses for research and development, marketing, and selling to maintain or improve our position.

We expect recurring sales to our existing customers to generate a majority of our revenue in the future, and if our existing customers do not continue to purchase products from us, our revenue may decline.

Our operating results may decline if we do not succeed in developing, acquiring and marketing additional products or improving our existing products

We intend to develop additional products and technologies, including enhancements of existing products, for the screening, detection, treatment, monitoring and tracking of common medical ailments. Developing new products and improving our existing products to meet the needs of current and future customers requires significant investments in research and development. If we fail to successfully sell new products, update our existing products, or timely react to changes in technology, our operating results may decline as our existing products reach the end of their commercial life cycles.

Our plan to expand our international operations will result in increased costs and is subject to numerous risks; if our efforts are not successful, this could harm our business

We have expanded our international operations through acquisitions and plan to expand our international sales and marketing efforts to increase sales of our products in foreign countries. We may not realize corresponding growth in revenue from growth in international unit sales, due to the lower average selling prices we receive on sales outside of the U.S. Even if we are able to successfully expand our international selling efforts, we cannot be certain that we will be able to create or increase demand for our products outside of the U.S. Our international operations are subject to other risks, which include:

•	Impact of possible recessions in economies outside the U.S.;

•	Political and economic instability, including instability related to war and terrorist attacks;

•	Contractual provisions governed by foreign law, such as local law rights to sales commissions by terminated distributors;

•	Decreased healthcare spending by foreign governments that would reduce international demand for our products;

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Continued strengthening of the U.S. dollar relative to foreign currencies that could make our products less competitive because approximately half of our international sales are denominated in U.S. dollars;

•	Greater difficulty in accounts receivable collection and longer collection periods;

•	Difficulties of staffing and managing foreign operations;

•	Reduced protection for intellectual property rights in some countries and potentially conflicting intellectual property rights of third parties under the laws of various foreign jurisdictions;

•	Difficulty in obtaining and maintaining foreign regulatory approval; and

•	Attitudes by clinicians, and cost reimbursement policies, towards use of disposable supplies that are potentially unfavorable to our business.

In particular, our international sales could be adversely affected by a strengthening of the U.S. dollar relative to other foreign currencies, which makes our products more costly to international customers for sales denominated in U.S. dollars.

Our operating results may suffer because of our exposure to foreign currency exchange rate fluctuations

Substantially all of our sales contracts with our U.S. based customers provide for payment in U.S. dollars. With the exception of our Canadian operations, substantially all of the revenue and expenses of our foreign subsidiaries are denominated in the applicable foreign currency. To date we have executed only limited foreign currency contracts to hedge these currency risks. Our future revenue and expenses may be subject to volatility due to exchange rate fluctuations that could result in foreign exchange gains and losses associated with foreign currency transactions and the translation of assets and liabilities denominated in foreign currencies.

Substantially all our sales from our U.S. operations to our international distributors provide for payment in U.S. dollars. A strengthening of the U.S. dollar relative to other foreign currencies could increase the effective cost of our products to our international distributors as their functional currency is typically not the U.S. dollar. This could have a potential adverse effect on our ability to increase or maintain average selling prices of our products to our foreign-based customers.

If guidelines mandating universal newborn hearing screening do not continue to develop in foreign countries and governments do not mandate testing of all newborns as we anticipate, or if those guidelines have a long phase-in period, our sales of newborn hearing screening products may not achieve the revenue growth we have achieved in the past

We estimate that approximately 95% of the children born in the U.S. are currently being tested for hearing impairment prior to discharge from the hospital. To date, there has been only limited adoption of newborn hearing screening prior to hospital discharge by foreign governments, and when newborn hearing screening programs are enacted by foreign governments there can be a phase-in period spanning several years. The widespread adoption of guidelines depends, in part, on our ability to educate foreign government agencies, neonatologists, pediatricians, third-party payors, and hospital administrators about the benefits of universal newborn hearing screening as well as the use of our products to perform the screening and monitoring. Our revenue from our newborn hearing screening product lines may not grow if foreign governments do not require universal newborn hearing screening prior to hospital discharge, if physicians or hospitals are slow to comply with those guidelines, or if governments provide for a lengthy phase-in period for compliance.

Because we rely on distributors or sub-distributors to sell our products in most of our markets outside of the U.S., our revenue could decline if our existing distributors reduce the volume of purchases from us, or if our relationship with any of these distributors is terminated

We currently rely on our distributors or sub-distributors for a majority of our sales outside the U.S. Some distributors also assist us with regulatory approvals and education of clinicians and government agencies. We intend to continue our efforts to increase our sales in Europe, Japan, and other developed countries. If we fail to sell our products through our international distributors, we would experience a decline in revenues unless we begin to sell our products directly in those markets. We cannot be certain that we will be able to attract new international distributors to market our products effectively or provide timely and cost-effective customer support and service. Even if we are successful in selling our products through new distributors, the rate of growth of our revenue could be harmed if our existing distributors do not continue to sell a large dollar volume of our products. None of our existing distributors are obligated to continue selling our products.

We may be subject to foreign laws governing our relationships with our international distributors. These laws may require us to make payments to our distributors if we terminate our relationship for any reason, including for cause. Some countries require termination payments under local law or legislation that may supersede our contractual relationship with the distributor. Any required payments would adversely affect our operating results.

If we lose our relationship with any supplier of key product components or our relationship with a supplier deteriorates or key components are not available in sufficient quantities, our manufacturing could be delayed and our business could suffer

We contract with third parties for the supply of some of the components used in our products and the production of our disposable products. Some of our suppliers are not obligated to continue to supply us. We have relatively few sources of supply for some of the components used in our products and in some cases we rely entirely on sole-source suppliers. In addition, the lead-time involved in the manufacturing of some of these components can be lengthy and unpredictable. If our suppliers become unwilling or unable to supply us with components meeting our requirements, it might be difficult to establish additional or replacement suppliers in a timely manner, or at all. This would cause our product sales to be disrupted and our revenue and operating results to suffer.

Replacement or alternative sources might not be readily obtainable due to regulatory requirements and other factors applicable to our manufacturing operations. Incorporation of components from a new supplier into our products may require a new or supplemental filing with applicable regulatory authorities and clearance or approval of the filing before we could resume product sales. This process may take a substantial period of time, and we may not be able to obtain the necessary regulatory clearance or approval. This could create supply disruptions that would harm our product sales and operating results.

We depend upon key employees in a competitive market for skilled personnel, and, without additional employees, we cannot grow or maintain profitability

Our products and technologies are complex, and we depend substantially on the continued service of our senior management team. The loss of any of our key employees could adversely affect our business and slow our product development process. Our future success also will depend, in part, on the continued service of our key management personnel, software engineers, and other research and development employees, and our ability to identify, hire, and retain additional personnel, including customer service, marketing, and sales staff. Demand for these skilled employees in our industry is very competitive due to the limited number of people available with the necessary technical skills and understanding of our product technologies. We may be unable to attract and retain personnel necessary for the development of our business.

Our ability to market and sell products depends upon receipt of domestic and foreign regulatory approval of our products and manufacturing operations. Our failure to obtain or maintain regulatory approvals and compliance could negatively affect our business

Our products and manufacturing operations are subject to extensive regulation in the United States by the FDA and by similar regulatory agencies in other countries. Our products are classified as medical devices. Medical devices are subject to extensive regulation by the FDA pursuant to regulations that are wide ranging and govern, among other things: design and development; manufacturing and testing; labeling; storage and record keeping; advertising, promotion, marketing, sales distribution and export; and surveillance and reporting of deaths or serious injuries.

Unless an exemption applies, each medical device that we propose to market in the U.S. must first receive one of the following types of FDA premarket review authorizations:

•	Clearance via Section 510(k) of the Food, Drug, and Cosmetics Act of 1938, as amended; or

•	Premarket approval via Section 515 of the Food, Drug, and Cosmetics Act if the FDA has determined that the medical device in question poses a greater risk of injury.

The FDA will clear marketing of a medical device through the 510(k) process if it is demonstrated that the new product is substantially equivalent to other 510(k)-cleared products. The premarket approval application process is much more costly, lengthy and uncertain than the 510(k) process, and must be supported by extensive data from preclinical studies and human clinical trials. The FDA may not grant either 510(k) clearance or premarket approval for any product we propose to market. Further, any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a premarket approval application. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. If the FDA requires us to seek 510(k) clearance or premarket approval for modification of a previously cleared product for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. Further, our products could be subject to recall if the FDA determines, for any reason, that our products are not safe or effective.

Delays in receipt of, or failure to receive, clearances or approvals, the loss of previously received clearances or approvals, or the failure to comply with existing or future regulatory requirements could adversely impact our operating results. If the FDA finds that we have failed to comply with these requirements, the Agency can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:

•	Fines, injunctions and civil penalties;

•	Recall or seizure of our products;

•	Issuance of public notices or warnings;

•	Imposition of operating restrictions, partial suspension, or total shutdown of production;

•	Refusal of our requests for Section 510(k) clearance or premarket approval of new products;

•	Withdrawal of Section 510(k) clearance or premarket approvals already granted; or

•	Criminal prosecution.

Domestic regulation of our products and manufacturing operations, other than that which is administered by the FDA, includes the Environmental Protection Act, the Occupational Safety and Health Act, and state and local counterparts to these Acts.

Our business would be harmed if the FDA determines that we have failed to comply with applicable regulations governing the manufacture of our products and/or we do not pass an inspection

We and our suppliers are required to demonstrate and maintain compliance with the FDA’s Quality System Regulation. The Quality System Regulation sets forth the FDA’s requirements for good manufacturing practices of medical devices and includes requirements for, among other things, the design, testing, production processes, controls, quality assurance, labeling, packaging, storage and shipping of such products. In addition, we and our suppliers must engage in extensive recordkeeping and reporting and must make available our manufacturing facility and records for periodic unscheduled inspections by federal, state and foreign agencies, including the FDA. We cannot assure you that we and our suppliers are or will continue to be in full compliance with the Quality System Regulation, and that we will not encounter any manufacturing difficulties.

Failure of our third party suppliers and manufacturers or us to comply with applicable regulations could result in sanctions being imposed on us, including, among other things, fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our products, delays, suspension or withdrawal of approvals, seizures or recalls of products and manufacturing restrictions, any of which could harm our business.

Our Olympic Cool-Cap product is subject to greater products liability exposure and FDA regulation

The FDA classifies medical devices into one of three classes depending on the degree of risk associated with each medical device and the extent of controls that are needed to ensure safety and effectiveness. Devices deemed to pose lower risk are placed in either class I or class II. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life supporting or implantable devices, or a device deemed to not be substantially equivalent to a previously cleared 510(k) device are placed in class III, and generally require premarket approval from the FDA before they may be marketed.

Our Olympic Cool-Cap is a class III minimally invasive medical device, and as such we may be subject to an increased product liability risk relative to our other class I and class II non-invasive products. In addition, this type of product is subject to greater FDA oversight than our other products and there is greater risk that sales of the product could be interrupted due to the premarket approval processes of the FDA and other regulatory bodies.

Our business may suffer if we are required to revise our labeling or promotional materials, or if the FDA takes an enforcement action against us for off-label uses

We are prohibited by the FDA from promoting or advertising our medical device products for uses not within the scope of our clearances or approvals, or from making unsupported promotional claims about the benefits of our products. If the FDA determines that our claims are outside the scope of our clearances, or are unsupported, it could require us to revise our promotional claims or take enforcement action against us. If we were subject to such an action by the FDA, our sales could be delayed, our revenue could decline, and our reputation among clinicians could be harmed. Likewise, if we acquire new products, either through the purchase of products, technology assets, or businesses, that are subsequently deemed to have inadequate supporting data, we may be required to (i) obtain adequate data, which could be costly and impede our ability to market these products, or (ii) modify the labeling on these products, which could impair their marketability, as described above.

If we deliver products with defects, we may incur costs to repair and, possibly, recall that product and market acceptance of our products may decrease.

The manufacturing and marketing of our products involve an inherent risk of our delivering a defective product or products that do not otherwise perform as we expect. We may incur substantial expense to repair any such products and may determine to recall such a product, even if not required to do so under applicable regulations. Any such recall would be time consuming and expensive. Product defects or recalls may adversely affect our customers’ acceptance of the recalled and other of our products. As an example, in the second quarter of 2010 we discontinued selling the Sonamed Clarity newborn hearing screening product line and incurred costs associated with sales concessions awarded customers who traded in a Clarity device for one of our existing newborn hearing screening devices and the write-down of inventory. We also recorded an impairment charge to write-off the carrying value of the Sonamed and Clarity tradenames.

If we fail to comply with healthcare regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

We do not provide healthcare services, control the referral of patients for healthcare services, nor bill Medicare, Medicaid or other third-party payors; however, due to the breadth of many healthcare laws and regulations, we could be subject to healthcare fraud regulation and enforcement by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include: (i) the federal healthcare programs Anti-Kickback Law, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as Medicare or Medicaid, (ii) federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent, and which may apply to entities like us which provide coding and billing advice to customers, and/or (iii) state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, many of which differ from their federal counterparts in significant ways, thus complicating compliance efforts.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations. Any penalties, damages, fines, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

Our operating results would suffer if we were subject to a protracted infringement claim

The medical technology industry is characterized by a substantial amount of litigation and related administrative proceedings regarding patents and intellectual property rights. We expect that medical screening and diagnostic products may become increasingly subject to third-party infringement claims as the number of competitors in our industry grows and the functionality of products overlap. Third parties such as individuals, educational institutions, or other medical device companies may claim that we infringe their intellectual property rights. Any claims, with or without merit, could have any of the following negative consequences:

•	Result in costly litigation and damage awards;

•	Divert our management’s attention and resources;

•	Cause product shipment delays or suspensions; or

•	Require us to seek to enter into royalty or licensing agreements.

A successful claim of infringement against us could result in a substantial damage award and materially harm our financial condition. Our failure or inability to license the infringed or similar technology, or design and build non-infringing products, could prevent us from selling our products and adversely affect our business and financial results.

We may also find it necessary to bring infringement actions against third parties to seek to protect our intellectual property rights. Litigation of this nature, even if successful, is often expensive and disruptive of our management’s attention, and in any event may not lead to a successful result relative to the resources dedicated to any such litigation.

We license intellectual property rights from third parties and would be adversely affected if our licensors do not appropriately defend their proprietary rights or if we breach any of the agreements under which we license commercialization rights to products or technology from others

We license rights from third parties for products and technology that are important to our business. If our licensors are unsuccessful in asserting and defending their proprietary rights, including patent rights and trade secrets, we may lose the competitive advantages we have through selling products that we license from third parties. Additionally, if it is found that our licensors infringe on the proprietary rights of others, we may be prohibited from marketing our existing products that incorporate those proprietary rights. Under our licenses, we are subject to commercialization and development, sublicensing, royalty, insurance and other obligations. If we fail to comply with any of these requirements, or otherwise breach a license agreement, the licensor may have the right to terminate the license in whole or to terminate the exclusive nature of the license.

Product liability suits against us could result in expensive and time consuming litigation, payment of substantial damages, and an increase in our insurance rates

The sale and use of our products could lead to the filing of a product liability claim by someone claiming to have been injured using one of our products or claiming that one of our products failed to perform properly. A product liability claim could result in substantial damages and be costly and time consuming to defend, either of which could materially harm our business reputation or financial condition. Our product liability insurance may not protect our assets from the financial impact of defending a product liability claim. Any product liability claim brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing any coverage in the future.

We have experienced seasonality in the sale of our products

We experience seasonality in our revenue. For example, our sales typically decline from our fourth fiscal quarter to our first fiscal quarter, due to patterns in the capital budgeting and purchasing cycles of our customers, many of which are government agencies, and the compensation arrangements of our direct sales employees, as those arrangements are tied to calendar-year sales plans. We may also experience declining sales in the third fiscal quarter due to summer holiday and vacation schedules. We anticipate that we will continue to experience these seasonal fluctuations, which may lead to fluctuations in our quarterly operating results. We believe that you should not rely on our results of operations for interim periods as an indication of our expected results in any future period.

FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our expectations, beliefs, plans, intentions, future operations, financial condition and prospectus, and business strategies. The words “may,” “will,” “continue,” “estimate,” “project,” “intend,” “believe,” “expect,” “anticipate,” and other similar expressions generally identify forward-looking statements. Forward-looking statements in or incorporated by reference into this prospectus include, but are not limited to, statements regarding the following: the effectiveness and advantages of our products, factors relating to demand for and economic advantages of our products, our plan to develop and acquire additional technologies, products or businesses, our expectations regarding growth in international sales, our marketing, technology enhancement and product development strategies, our intention to enter into agreements with group purchasing organizations, our intention to seek strategic partners, our belief that we bring products to market efficiently, development of technologies into successful products, our estimate of the length of time for patents to issue, identity of our competition and factors for competition, our compliance with regulatory requirements and laws, and our plan to seek approval to sell our products in additional countries.

Forward-looking statements are not guarantees of future performance and are subject to substantial risks and uncertainties that could cause the actual results predicted in the forward-looking statements as well as our future financial condition and results of operations to differ materially from our historical results or currently anticipated results. Investors should carefully review the information incorporated by reference under the caption “Risk Factors” in this prospectus, any accompanying prospectus supplement and in our other filings with the SEC.

Although our forward-looking statements reflect good faith beliefs of our management, these statements are based only on facts and circumstances currently known to us. As a result, we cannot guarantee future results, events, levels of activity, performance or achievement as expressed in or implied by our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

USE OF PROCEEDS

Except as described in any prospectus supplement, we currently intend to use the net proceeds from the sale of common stock under this prospectus for general corporate purposes including potential acquisitions of, or investments in, companies and technologies that complement our business, capital expenditures and additions to our working capital, and the repayment of debt. Pending these uses, we expect to invest the net proceeds in accordance with our investment policy. Our investment policy permits us to invest funds in:

•

Corporate Securities including commercial paper, rated A1/P1 or better, and corporate debt instruments including medium term notes and floating rate notes issued by foreign or domestic corporations that pay in U.S. dollars and carry a rating of A3/A- or better;

•	Bank certificates of deposit and bankers’ acceptances;

•

U.S. treasury bills, notes, and bonds, and U.S. AAA-rated agency securities that carry the direct or implied guarantee of the U.S. government including notes, discount notes, medium term notes and floating rate notes;

•	Asset-backed securities rated AAA;

•	Repurchase agreements with major banks and dealers that are recognized as primary dealers by the Federal Reserve Bank of New York;

•	Master notes, or negotiated credit arrangements, with monthly, weekly, or daily reset of rates, with domestic corporations that pay in U.S. dollars and that carry as S&P rating of at least A1/P1;

•	Money market mutual funds that offer daily purchase and redemption; and

•	Tax exempt/tax advantage investments consisting of money market funds, variable rate demand notes, and municipal notes or bonds.

PLAN OF DISTRIBUTION

We may sell the common stock covered by this prospectus in any of three ways (or in any combination): (i) to or through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser; or (iii) through agents.

A prospectus supplement will set forth the specific terms of the offering of the common stock covered by this prospectus, including:

•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any underwriting discounts or commissions or agency fees and other items constituting underwriters’ or agents’ compensation;

•	the initial public offering price of the common stock and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges or markets on which the common stock may be listed.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Underwriters may offer and sell the common stock from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. If underwriters are used in the sale of any common stock, the common stock will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions described above. The common stock may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the common stock will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the common stock they have committed to purchase if they purchase any of the common stock. We may use underwriters with whom we have a material relationship. We will describe the nature of any such relationship in a prospectus supplement, naming the underwriter.

We may sell common stock through agents from time to time. A prospectus supplement will name any agent involved in the offer or sale of the common stock and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

Any dealers or agents that are involved in selling the common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the common stock from us at a public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying securities so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

LEGAL MATTERS

The validity of the common stock being offered by this prospectus will be passed upon by Fenwick & West LLP.

EXPERTS

The consolidated financial statements and the related financial statement schedule, incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 have been so incorporated in reliance on the report of Deloitte & Touche LLP, an independent registered public accounting firm, incorporated by reference herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

The SEC allows us to incorporate by reference in this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in or omitted from this prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering is completed:

•	Our Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 15, 2010, including all material incorporated by reference therein;

•

Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2010 filed on May 7, 2010, for the quarter ended June 30, 2010 filed on August 6, 2010, and for the quarter ended September 30, 2010 filed on November 5, 2010, including all material incorporated by reference therein;

•	Our Current Reports on Form 8-K filed on April 27, 2010, April 29, 2010, June 7, 2010, July 29, 2010, October 15, 2010, October 28,2010, and December 21, 2010;

•	The description of our common stock contained in our Registration Statement on Form 8-A filed on July 17, 2001 pursuant to Section 12(g) of the Exchange Act; and

•

The description of our Preferred Stock Purchase Rights contained in our Registration Statement on Form 8-A filed on September 6, 2002 pursuant to Section 12(g) of the Exchange Act, as amended by Amendment No. 1 on Form 8-A/A filed on October 8, 2002 and Amendment No. 2 on Form 8-A/A filed on February 25, 2003, and as described in our Current Report on Form 8-K filed on August 17, 2006; and

•

Filings we make with the SEC pursuant to the Exchange Act after the date of the initial registration statement, of which this prospectus is a part, and prior to the effectiveness of the registration statement.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference in this prospectus (not including exhibits to such documents, unless such exhibits are specifically incorporated by reference in this prospectus or into such documents). Such request may be directed to Natus Medical Incorporated, 1501 Industrial Road, San Carlos, California 94070, (650) 802-0400.

All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before termination of the offering of the common stock offered in this prospectus shall be deemed incorporated by reference into this prospectus and be a part of this prospectus from the respective dates of filing such documents.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the securities described in this prospectus. This prospectus does not contain or incorporate by reference all of the information included in the registration statement, some of which is contained in exhibits included with or incorporated by reference into the registration statement. The registration statement, including the exhibits contained or incorporated by reference therein, can be read at the SEC’s website or at the SEC office referred to above. Any statement made or incorporated by reference in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated costs and expenses, other than any underwriting discounts and commission, payable by us in connection with the offering of the common stock being registered. All amounts shown are estimates, except for the registration fee.

SEC registration fee	$17,415
Accounting fees and expenses	80,000
Legal fees and expenses	100,000
Printing and miscellaneous expenses	27,585

Total	$225,000

Item 15.	Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our restated certificate of incorporation and bylaws provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability:

•	for any transaction from which the director derives an improper personal benefit;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for improper payment of dividends or redemptions of shares; or

•	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

Our restated certificate of incorporation includes such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered into the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, we have entered into indemnification agreements with each of our directors and executive officers that require us to indemnify such persons against any and all expenses including attorneys’ fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of Natus or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or otherwise.

Insofar as the indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registration pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 16.	Exhibits and Financial Statement Schedules

		Incorporated By Reference
Exhibit No.	Exhibit	Filing	Exhibit No.	File No.	File Date
1.1	Form of Underwriting Agreement (1)

2.1	Arrangement Agreement dated October 9, 2007, by and among Natus Medical Incorporated, Excel-Tech Ltd., and 4437713 Canada Inc.	8-K	10.1	000-33001	10/12/2007

3.2	Natus Medical Incorporated Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock	8-A	3.1.2	000-33001	09/06/2002

4.1	Amended and Restated Preferred Stock Rights Agreement, dated as of October 8, 2002, between Natus Medical Incorporated and Equiserve Trust Company, N.A., including the form of Rights Certificate and Summary of Rights attached thereto as Exhibits B and C, respectively	8-A	4.1	000-33001	10/08/2002

4.2	Amendment No. 1 to the Amended and Restated Preferred Stock Rights Agreement dated as of February 14, 2003 between Natus Medical Incorporated and Equiserve Trust Company, N.A.	8-A	4.2	000-33001	02/25/2003

4.3	Amendment No. 2 to the Amended and Restated Preferred Stock Rights Agreement dated as of March 15, 2005 between Natus Medical Incorporated and Equiserve Trust Company, N.A.	8-K	99.1	000-33001	03/15/2005

4.4	Amendment No. 3 to the Amended and Restated Preferred Stock Rights Agreement dated as of August 17, 2006 between Natus Medical incorporated and Wells Fargo Bank, National Association	8-K	99.01	000-33001	08/17/2006

4.5	Registration Rights Agreement dated as of April 9, 2008 by and among Natus Medical Incorporated and the D3 Family Funds	8-K	4.01	000-33001	04/09/2008

5.0	Opinion of Fenwick & West LLP regarding the legality of the securities being registered(2)

23.1	Consent of Deloitte & Touche LLP Independent Registered Public Accounting Firm

24.1	Power of Attorney

(1)	To be filed as an exhibit to a Current Report on Form 8-K and incorporated herein by reference.
(2)	To be filed by amendment

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum aggregate offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of an included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(8)	That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Carlos, State of California, on the 30th day of December 2010.

NATUS MEDICAL INCORPORATED

By:	/S/ JAMES B. HAWKINS
James B. Hawkins
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James B. Hawkins and Steven J. Murphy, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith (including any registration statement relating to this registration statement and filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended), with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated opposite the name.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/S/ JAMES B. HAWKINS	President, Chief Executive Officer and Director (Principal Executive Officer)	December 30, 2010
James B. Hawkins

/S/ STEVEN J. MURPHY	Vice President Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	December 30, 2010
Steven J. Murphy

/S/ ROBERT A. GUNST	Chairman of the Board	December 30, 2010
Robert A. Gunst

/S/ DORIS ENGIBOUS	Director	December 30, 2010
Doris Engibous

/S/ KEN LUDLUM	Director	December 30, 2010
Ken Ludlum

/S/ MARK D. MICHAEL	Director	December 30, 2010
Mark D. Michael

/S/ WILLIAM M. MOORE	Director	December 30, 2010
William M. Moore

INDEX TO EXHIBITS

		Incorporated By Reference
Exhibit No.	Exhibit	Filing	Exhibit No.	File No.	File Date
1.1	Form of Underwriting Agreement (1)

2.1	Arrangement Agreement dated October 9, 2007, by and among Natus Medical Incorporated, Excel-Tech Ltd., and 4437713 Canada Inc.	8-K	10.1	000-33001	10/12/2007

3.2	Natus Medical Incorporated Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock	8-A	3.1.2	000-33001	09/06/2002

4.1	Amended and Restated Preferred Stock Rights Agreement, dated as of October 8, 2002, between Natus Medical Incorporated and Equiserve Trust Company, N.A., including the form of Rights Certificate and Summary of Rights attached thereto as Exhibits B and C, respectively	8-A	4.1	000-33001	10/08/2002

4.2	Amendment No. 1 to the Amended and Restated Preferred Stock Rights Agreement dated as of February 14, 2003 between Natus Medical Incorporated and Equiserve Trust Company, N.A.	8-A	4.2	000-33001	02/25/2003

4.3	Amendment No. 2 to the Amended and Restated Preferred Stock Rights Agreement dated as of March 15, 2005 between Natus Medical Incorporated and Equiserve Trust Company, N.A.	8-K	99.1	000-33001	03/15/2005

4.4	Amendment No. 3 to the Amended and Restated Preferred Stock Rights Agreement dated as of August 17, 2006 between Natus Medical incorporated and Wells Fargo Bank, National Association	8-K	99.01	000-33001	08/17/2006

4.5	Registration Rights Agreement dated as of April 9, 2008 by and among Natus Medical Incorporated and the D3 Family Funds	8-K	4.01	000-33001	04/09/2008

5.0	Opinion of Fenwick & West LLP regarding the legality of the securities being registered (2)

23.1	Consent of Deloitte & Touche LLP Independent Registered Public Accounting Firm

24.1	Power of Attorney

(1)	To be filed as an exhibit to a Current Report on Form 8-K and incorporated herein by reference.
(2)	To be filed by amendment